============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



        FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997


                 SAVINGS AND INVESTMENT PLAN
           OF E. I. DU PONT DE NEMOURS AND COMPANY
                  (FULL TITLE OF THE PLAN)


            E. I. DU PONT DE NEMOURS AND COMPANY
                     1007 MARKET STREET
                 WILMINGTON, DELAWARE 19898
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX



                                                    Page(s)


Report of Independent Accountants.................        4


Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information as of
  September 30, 1997 and 1996.......................   5-12

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information for
  the Years Ended September 30, 1997 and 1996.......  13-20

  Notes to Financial Statements.....................  21-28


Supplemental Schedules*:

  Schedule I: Schedule of Assets Held for Investment
  Purposes at September 30, 1997 .................... 29-30

  Schedule II: Schedule of Reportable Transactions
  for the Year Ended September 30, 1997..............    31


                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of Independent Accountants.


*Other supplemental schedules required by Section
 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and
Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                     Savings and Investment Plan of
                     E. I. du Pont de Nemours and Company


                     Date: February 18, 1998


                     By     /s/ Gary M. Pfeiffer
                     --------------------------------
                        Gary M. Pfeiffer
                        Senior Vice President - Finance
                        and Chief Financial Officer

                           PAGE 4
              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") at September 30, 1997 and 1996, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
January 19, 1998


                                               PAGE 5
                                     SAVINGS AND INVESTMENT PLAN
                                                 OF
                                E. I. DU PONT DE NEMOURS AND COMPANY

                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                       WITH FUND INFORMATION

                                         SEPTEMBER 30, 1997

                         (Dollars In Thousands, Except Unit or Share Values)


                                                           FUND INFORMATION
                                     --------------------------------------------------------------
                                                                3-Way        DuPont
                                     Fixed        Fidelity      Asset        Common
                                     Income       Magellan      Allocation   Stock        Loan
                                     Fund         Fund          Fund         Fund         Fund
                                     ---------    ---------     ---------    ---------    ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) .............                                           $1,847,491<Fa>
  Mutual Funds
    (cost $963,863)..............                 $ 571,985<Fa>
  Common/Collective Trusts
    (cost $679,228)..............                               $ 159,709
  Short-term investments & cash
    (cost $41,101) ..............   $   38,831          440           121        1,081
  Loans to participants-
    principal balance ...........                                                         $ 185,745
                                     ---------    ---------     ---------    ---------    ---------
                                        38,831      572,425       159,830    1,848,572      185,745

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584)..    5,532,584<Fa>
                                     ---------    ---------     ---------    ---------    ---------

     Total investments ..........    5,571,415      572,425       159,830    1,848,572      185,745


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       18,062        2,817           732        4,787
                                     ---------    ---------     ---------    ---------    ---------
Net assets available for plan
  benefits ......................   $5,589,477    $ 575,242     $ 160,562   $1,853,359    $ 185,745
                                    ==========    =========     =========   ==========    =========

Unit or share values (note 2) ...      $100.04       $99.85        $19.15       $61.56<Fb>
                                   ===========    =========     =========   ==========

---------------------------
<Fa> Represents more than 5% of the net assets available for benefits.
<Fb> Reflects stock split which occurred on June 12, 1997.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 6
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1997 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                                FUND INFORMATION
                                    --------------------------------------------------------------------------
                                                                           Merrill
                                                              Merrill      Lynch        Merrill      Merrill
                                    Merrill      Merrill      Lynch        Small        Lynch        Lynch
                                    Lynch        Lynch        Basic        Company      Int'l        Equity
                                    Global       Capital      Value        Stock        Stock        Index
                                    Holdings     Fund         Fund         Index        Index        Tier 6
                                    ---------    ---------    ---------    ---------    ---------    ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) .............
  Mutual Funds
    (cost $963,863)..............  $   83,878    $ 119,539    $ 186,304
  Common/Collective Trusts
    (cost $679,228)..............                                          $  12,487    $   1,864    $ 584,721<Fa>
  Short-term investments & cash
    (cost $41,101)...............          72         115           127            4            1          232
  Loans to participants-
    principal balance ...........
                                    ---------    ---------    ---------    ---------    ---------    ---------
                                       83,950      119,654      186,431       12,491        1,865      584,953

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584)..
                                    ---------    ---------    ---------    ---------    ---------    ---------

     Total investments ..........      83,950      119,654      186,431       12,491        1,865      584,953


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......         507          673        1,005           68           15        2,186
                                    ---------    ---------    ---------    ---------    ---------    ---------
Net assets available for plan
  benefits ......................   $  84,457    $ 120,327    $ 187,436    $  12,559    $   1,880    $ 587,139
                                    =========    =========    =========    =========    =========    =========

Unit or share values (note 2) ...      $16.55       $35.53       $38.02       $11.48       $10.07       $63.63
                                    =========    =========    =========    =========    =========    =========

-----------------------------
<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Continued on next page


                                                       PAGE 7
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1997 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                                FUND INFORMATION
                                    --------------------------------------------------------------------------
                                    Conserva-    Moderate     Aggressive
                                    tive Asset   Asset        Asset        AIM
                                    Allocation   Allocation   Allocation   Constella-   AIM          Fidelity
                                    Portfolio    Portfolio    Portfolio    tion A       Value A      Fund
                                    ---------    ---------    ---------    ---------    ---------    ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) .............
  Mutual Funds
    (cost $963,863)..............                                         $    4,441    $   5,342    $   2,456
  Common/Collective Trusts
    (cost $679,228)..............  $    3,334    $   9,026   $    6,892
  Short-term investments & cash
    (cost $41,101)...............           1            3            1            2            2            1
  Loans to participants-
    principal balance ...........
                                    ---------    ---------    ---------    ---------    ---------    ---------
                                        3,335        9,029        6,893        4,443        5,344        2,457

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584)..
                                    ---------    ---------    ---------    ---------    ---------    ---------

     Total investments ..........       3,335        9,029        6,893        4,443        5,344        2,457


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......          13           40           59           34           43           11
                                    ---------    ---------    ---------    ---------    ---------    ---------
Net assets available for plan
  benefits ......................   $   3,348    $   9,069    $   6,952    $   4,477    $   5,387    $   2,468
                                    =========    =========    =========    =========    =========    =========

Unit or share values (note 2) ...      $10.41       $10.53       $10.61       $31.23       $36.73       $30.19
                                    =========    =========    =========    =========    =========    =========


The accompanying notes are an integral part of these financial statements.

Continued on next page


                                                       PAGE 8
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1997 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                                 FUND INFORMATION
                                    --------------------------------------------------------------------------
                                                                           Franklin
                                    Fidelity     Fidelity     Fidelity     Balance                   Franklin
                                    Equity       Growth &     Low-Priced   Sheet        Franklin     Small Cap
                                    Income       Income       Stock        Investment   Growth I     Growth I
                                    ---------    ---------    ---------    ---------    ---------    ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) .............
  Mutual Funds
    (cost $963,863)..............  $   16,603    $  16,837    $  34,459   $   17,573    $   2,554    $  26,804
  Common/Collective Trusts
    (cost $679,228)..............
  Short-term investments & cash
    (cost $41,101)...............           5            5           11            6            1            9
  Loans to participants-
    principal balance ...........
                                    ---------    ---------    ---------    ---------    ---------    ---------
                                       16,608       16,842       34,470       17,579        2,555       26,813

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584)..
                                    ---------    ---------    ---------    ---------    ---------    ---------

     Total investments ..........      16,608       16,842       34,470       17,579        2,555       26,813


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......         141          117          225          134           23          176
                                    ---------    ---------    ---------    ---------    ---------    ---------
Net assets available for plan
  benefits ......................   $  16,749    $  16,959    $  34,695    $  17,713    $   2,578    $  26,989
                                    =========    =========    =========    =========    =========    =========

Unit or share values (note 2) ...      $53.04       $37.16       $25.75       $36.25       $27.09       $26.11
                                    =========    =========    =========    =========    =========    =========


The accompanying notes are an integral part of these financial statements.

Continued on next page


                                                       PAGE 9
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1997 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                                FUND INFORMATION
                                    --------------------------------------------------------------------------

                                    Hotchkis                               Merrill                   MFS
                                    & Wiley      Janus        Janus        Lynch        MFS          Total
                                    Int'l        Enterprise   Mercury      Growth A     Research A   Return A
                                    ---------    ---------    ---------    ---------    ---------    ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) .............
  Mutual Funds
    (cost $963,863)..............  $   17,936    $     671    $   2,053   $   31,484    $   8,703    $   1,736
  Common/Collective Trusts
    (cost $679,228)..............
  Short-term investments & cash
    (cost $41,101)...............           5                         1           10            3
  Loans to participants-
    principal balance ...........
                                    ---------    ---------    ---------    ---------    ---------    ---------
                                       17,941          671        2,054       31,494        8,706        1,736

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584)..
                                    ---------    ---------    ---------    ---------    ---------    ---------

     Total investments ..........      17,941          671        2,054       31,494        8,706        1,736


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......         143            4           21          219           76           11
                                    ---------    ---------    ---------    ---------    ---------    ---------
Net assets available for plan
  benefits ......................   $  18,084    $     675    $   2,075    $  31,713    $   8,782    $   1,747
                                    =========    =========    =========    =========    =========    =========

Unit or share values (note 2) ...      $24.86       $31.98       $19.18       $33.83       $22.69       $16.92
                                    =========    =========    =========    =========    =========    =========


The accompanying notes are an integral part of these financial statements.

Continued on next page


                                       PAGE 10
                             SAVINGS AND INVESTMENT PLAN
                                         OF
                        E. I. DU PONT DE NEMOURS AND COMPANY

                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                WITH FUND INFORMATION

                           SEPTEMBER 30, 1997 (Continued)

                 (Dollars In Thousands, Except Unit or Share Values)


                                              FUND INFORMATION
                                           ----------------------
                                                                             Total
                                           Templeton     Templeton            All
                                           Foreign I     Growth I            Funds
                                           ---------     ---------         ----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $850,991) ...............                                        $1,847,491
  Mutual Funds
    (cost $963,863) ...............         $20,189       $14,157           1,185,704
  Common/Collective Trusts
    (cost $679,228) ...............                                           778,033
  Short-term investments & cash
    (cost $41,101) ................               6             5              41,101
  Loans to participants-
    principal balance .............                                           185,745
                                            -------       -------          ----------
                                             20,195        14,162           4,038,074

Investments, at Contract Value
  Fixed income fund
    (contract value $5,532,584) ...                                         5,532,584
                                            -------       -------          ----------

     Total investments ............          20,195        14,162           9,570,658


Receivables
  Due from E. I. du Pont
    de Nemours and Company ........             160            93              32,595
                                            -------       -------          ----------
Net assets available for plan
  benefits ........................         $20,355       $14,255          $9,603,253
                                            =======       =======          ==========

Unit or share values (note 2) .....         $ 12.04       $ 23.92
                                            =======       =======


The accompanying notes are an integral part of these financial statements.


                                                         PAGE 11
                                               SAVINGS AND INVESTMENT PLAN
                                                           OF
                                          E. I. DU PONT DE NEMOURS AND COMPANY

                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION

                                                   SEPTEMBER 30, 1996

                                   (Dollars In Thousands, Except Unit or Share Values)


                                                                FUND INFORMATION
                                       -----------------------------------------------------------------------------
                                                                       3-Way         DuPont                  Merrill
                                          Fixed         Fidelity       Asset         Common                   Lynch
                                          Income        Magellan     Allocation      Stock          Loan      Equity
                                           Fund           Fund          Fund          Fund          Fund      Index
                                       -------------   -----------   ----------   -------------   --------   --------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $521,554) ...............                                               $1,159,506<Fa>
  Mutual Funds
    (cost $810,162)................                    $522,539<Fa>
  Common/Collective Trusts
    (cost $373,311)................                                   $158,463                               $379,297
  Short-term investments & cash
    (cost $42,465).................    $   40,140           478            145         1,060                      347
  Loans to participants-
    principal balance .............                                                               $195,879
                                       ----------      --------       --------    ----------      --------   --------
                                           40,140       523,017        158,608     1,160,566       195,879    379,644
Investments, at contract value
  Fixed income fund
    (contract value $5,733,798) ...     5,733,798<Fa>
                                       ----------      --------       --------    ----------      --------   --------
    Total investments .............     5,773,938       523,017        158,608     1,160,566       195,879    379,644

Receivables
  Due from E. I. du Pont
    de Nemours and Company ........        21,473         4,029          1,022         2,694                    1,805
                                       ----------      --------       --------    ----------      --------   --------
Net assets available for plan
  benefits ........................    $5,795,411      $527,046       $159,630    $1,163,260      $195,879   $381,449
                                       ==========      ========       ========    ==========      ========   ========

Unit or share values (note 2) .....    $    93.11      $  76.05       $  15.39    $    44.07<Fb>             $  45.41
                                       ==========      ========       ========    ==========                 ========

------------------
<Fa> Represents more than 5% of the net assets available for benefits.
<Fb> Restated to reflect stock split which occurred on June 12, 1997.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 12
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1996 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                        FUND INFORMATION
                                                                         Merrill
                                            Merrill         Merrill      Lynch
                                            Lynch           Lynch        Basic        Total
                                            Global          Capital      Value        All
                                            Holdings        Fund         Fund         Funds
                                            --------       --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $521,554) .............                                                   $1,159,506
  Mutual Funds
    (cost $810,162)..............           $95,757       $103,724     $122,042        844,062
  Common/Collective Trusts
    (cost $373,311)..............                                                      537,760
  Short-term investments & cash
    (cost $42,465)...............                88             95          112         42,465
  Loans to participants-
    principal balance ...........                                                      195,879
                                            -------        --------    --------     ----------
                                             95,845         103,819     122,154      2,779,672
Investments, at Contract Value
  Fixed income fund
    (contract value $5,733,798)..                                                    5,733,798
                                            -------        --------    --------     ----------

     Total investments ..........            95,845         103,819     122,154      8,513,470


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......               737             837         883         33,480
                                           --------        --------    --------     ----------
Net assets available for plan
  benefits ....................             $96,582        $104,656    $123,037     $8,546,950
                                            =======        ========    ========     ==========

Unit or share values (note 2) ...            $14.53          $30.51      $29.52
                                             ======          ======      ======


The accompanying notes are an integral part of these financial statements.



                                                PAGE 13

                                       SAVINGS AND INVESTMENT PLAN
                                                  OF
                                 E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                          WITH FUND INFORMATION

                                 FOR THE YEAR ENDED SEPTEMBER 30, 1997

                                          (Dollars in Thousands)


                                                                FUND INFORMATION
                                                              3-Way        DuPont                    Merrill
                                   Fixed         Fidelity     Asset        Common                    Lynch
                                   Income        Magellan     Allocation   Stock          Loan       Equity
                                   Fund          Fund         Fund         Fund           Fund       Index
                                   ----------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ...................     $  412,675    $      83    $      24    $     168    $  15,669    $      14
  Dividends ..................                      17,400                    33,398
  Distribution of loan
    interest income ..........         10,451        1,246          313        2,023      (15,669)         516
  Net realized gains (losses).                      22,929       16,577      106,469                   248,299
  Net unrealized appreciation
    (depreciation) in fair
    value of investments .....                     125,694       19,351      358,548                  (125,233)
                                   ----------    ---------    ---------    ---------    ---------    ---------

    Total investment income ..        423,126      167,352       36,265      500,606                   123,596

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273)..................         42,298        6,602        1,858        8,603                     2,866
  Participants'...............        135,209       27,077        7,284       27,250                    11,749
  Rollovers...................         11,421          341          110        1,233                       102
                                   ----------    ---------    ---------    ---------    ---------    ---------
                                      612,054      201,372       45,517      537,692            0      138,313
                                   ----------    ---------    ---------    ---------    ---------    ----------

Withdrawals ..................       (429,567)     (26,448)      (7,237)     (51,762)      (9,896)     (17,147)

Net transfers among funds
  Loans ......................        (63,439)      (6,825)      (1,820)     (10,862)      89,178       (1,914)
  Loan principal repayments...         53,798        6,776        1,697       11,053      (82,675)       2,888
  Interfund transfers.........       (317,986)    (116,973)     (34,511)     216,313                  (496,982)

Assets transferred in (out), net      (60,638)      (9,763)      (2,718)     (12,377)      (6,779)      (6,607)

Affiliated company
  transfers in (out), net ....           (156)          57            4           42           38
                                   ----------    ---------    ---------    ---------    ---------    ---------
                                     (817,988)    (153,176)     (44,585)     152,407      (10,134)    (519,762)
                                   ----------    ----------   ---------    ---------    ---------    ---------

Net increase(decrease)......         (205,934)      48,196          932      690,099      (10,134)    (381,449)

Net assets available
  for plan benefits:
  Beginning of year ..........      5,795,411      527,046      159,630    1,163,260      195,879      381,449
                                   ----------    ---------     --------    ---------    ---------    ---------

  End of year ................     $5,589,477    $ 575,242     $160,562   $1,853,359    $ 185,745    $       0
                                   ==========    =========     ========   ==========    =========    =========

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 14
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)

                                                (Dollars in Thousands)


                                                                FUND INFORMATION
                                                                      Merrill
                                                         Merrill      Lynch        Merrill      Merrill
                               Merrill      Merrill      Lynch        Small        Lynch        Lynch
                               Lynch        Lynch        Basic        Company      Int'l        Equity
                               Global       Capital      Value        Stock        Stock        Index
                               Holdings     Fund         Fund         Index        Index        Tier 6
                               ---------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ................    $      14    $      19    $      24    $       1                 $      52
  Dividends ...............        6,079       10,356       11,362
  Distribution of Loan
    interest income .......          215          233          309            5    $       1          261
  Net realized gains(losses)       7,042        3,568        7,641           95            5        1,902
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...        6,594       13,872       31,374          822           16       38,903
                               ---------    ---------    ---------    ---------    ---------    ---------
    Total investment income       19,944       28,048       50,710          923           22       41,118

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273) ..............        1,387        1,589        1,951           19            5        1,454
  Participants'............        6,021        6,540        8,698          101           27        6,228
  Rollovers................           90          154          309           17                       154
                               ---------    ---------    ---------    ---------    ---------    ---------
                                  27,442       36,331       61,668        1,060           54       48,954
                               ---------    ---------    ---------    ---------    ---------    ---------

Withdrawals ...............       (4,649)      (7,743)      (6,933)          (4)          (4)      (5,413)

Net transfers among funds
  Loans ...................         (901)      (1,249)      (1,226)                                  (769)
  Loan principal repayments        1,196        1,289        1,948           21            4        1,394
  Interfund transfers......      (33,858)     (10,892)      11,059       11,482        1,826      542,983

Assets transferred in(out), net   (1,370)      (2,074)      (2,209)                                   (41)

Affiliated company
  transfers in(out), net..            15            9           92                                     31
                               ---------    ---------    ---------    ---------    ---------    ---------
                                (39,567)      (20,660)       2,731       11,499        1,826      538,185
                               ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)....      (12,125)      15,671       64,399       12,559        1,880      587,139

Net assets available
  for plan benefits:
  Beginning of year .......       96,582      104,656      123,037
                               ---------    ---------    ---------     --------    ---------    ---------

  End of year .............    $  84,457    $ 120,327    $ 187,436     $ 12,559    $   1,880    $ 587,139
                               =========    =========    =========     ========    =========    =========

The accompanying notes are an integral part of these financial statements.
Continued on next page



                                                       PAGE 15
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)

                                                (Dollars in Thousands)


                                                                FUND INFORMATION

                               Conserva-    Moderate     Aggressive
                               tive Asset   Asset        Asset        AIM
                               Allocation   Allocation   Allocation   Constella-   AIM          Fidelity
                               Portfolio    Portfolio    Portfolio    tion A       Value A      Fund
                               ---------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ................                 $       1
  Dividends ...............                                                                     $      42
  Distribution of Loan
    interest income .......    $       1            3    $       4    $       2    $       2
  Net realized gains(losses)           4           12            1           28            7           (3)
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...           65          230          201          208          179           29
                               ---------    ---------    ---------    ---------    ---------    ---------
    Total investment income           70          246          206          238          188           68

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273) ..............            6           11           19           14           15            4
  Participants'............           21           50           97           57           78           22
  Rollovers................                                     16                                     12
                               ---------    ---------    ---------    ---------    ---------    ---------
                                      97          307          338          309          281          106
                               ---------    ---------    ---------    ---------    ---------    ---------

Withdrawals ...............          (24)         (53)          (1)         (21)         (47)          (1)

Net transfers among funds
  Loans ...................           (9)                                                (10)          (5)
  Loan principal repayments            8           16           18           11            9            2
  Interfund transfers......        3,276        8,799        6,597        4,178        5,154        2,366

Assets transferred in(out), net

Affiliated company
  transfers in(out), net..
                               ---------    ---------    ---------    ---------    ---------    ---------
                                   3,251        8,762        6,614        4,168        5,106        2,362
                               ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)....        3,348        9,069        6,952        4,477        5,387        2,468

Net assets available
  for plan benefits:
  Beginning of year .......
                               ---------    ---------    ---------     --------    ---------    ---------

  End of year .............    $   3,348    $   9,069    $   6,952     $  4,477    $   5,387    $   2,468
                               =========    =========    =========     ========    =========    =========

The accompanying notes are an integral part of these financial statements.
Continued on next page



                                                       PAGE 16
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)

                                                (Dollars in Thousands)


                                                          FUND INFORMATION
                                                                      Franklin
                               Fidelity     Fidelity     Fidelity     Balance                   Franklin
                               Equity-      Growth &     Low-Priced   Sheet        Franklin     Small Cap
                               Income       Income       Stock        Investment   Growth I     Growth I
                               ---------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ................    $       1    $       1    $       3    $       1                 $       2
  Dividends ...............           71          466        1,325           54
  Distribution of Loan
    interest income .......            8            7           10            7    $       2            9
  Net realized gains(losses)          17          (12)          47           21            1           77
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...          547          (91)       1,157        1,244           40        2,241
                               ---------    ---------    ---------    ---------    ---------    ---------
    Total investment income          644          371        2,542        1,327           43        2,329

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273) ..............           54           45           80           49            8           62
  Participants'............          253          216          412          244           42          305
  Rollovers................          104           28           73            9                        63
                               ---------    ---------    ---------    ---------    ---------    ---------
                                   1,055          660        3,107        1,629           93        2,759
                               ---------    ---------    ---------    ---------    ---------    ---------

Withdrawals ...............           (8)         (28)          (9)         (20)                      (49)

Net transfers among funds
  Loans ...................                       (25)         (47)         (14)                       (5)
  Loan principal repayments           44           39           50           33           20          117
  Interfund transfers......       15,658       16,313       31,594       16,085        2,465        24,167

Assets transferred in(out), net

Affiliated company
  transfers in(out), net..
                               ---------    ---------    ---------    ---------    ---------    ---------
                                  15,694       16,299       31,588       16,084        2,485       24,230
                               ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)....       16,749       16,959       34,695       17,713        2,578       26,989

Net assets available
  for plan benefits:
  Beginning of year .......
                               ---------    ---------    ---------     --------    ---------    ---------

  End of year .............    $  16,749    $  16,959    $  34,695     $ 17,713    $   2,578    $  26,989
                               =========    =========    =========     ========    =========    =========

The accompanying notes are an integral part of these financial statements.
Continued on next page



                                                       PAGE 17
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)

                                                (Dollars in Thousands)


                                                           FUND INFORMATION
                               Hotchkis                               Merrill                   MFS
                               & Wiley      Janus        Janus        Lynch        MFS          Total
                               Int'l        Enterprise   Mercury      Growth A     Research A   Return A
                               ---------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ................    $       1                              $       2    $       1
  Dividends ...............                                                  29                 $      10
  Distribution of Loan
    interest income .......            6    $       1    $       1           15            4            1
  Net realized gains(losses)         (18)           1           17           90           14            5
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...          317           26           61        2,999          302           38
                               ---------    ---------    ---------    ---------    ---------    ---------
    Total investment income          306           28           79        3,135          321           54

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273) ..............           54            1            8           82           28            3
  Participants'............          269            6           47          393          149           17
  Rollovers................           37                        18           22            2            3
                               ---------    ---------    ---------    ---------    ---------    ---------
                                     666           35          152        3,632          500           77
                               ---------    ---------    ---------    ---------    ---------    ---------

Withdrawals ...............           (5)                      (16)         (53)         (49)

Net transfers among funds
  Loans ...................           (1)                       (4)         (28)                       (5)
  Loan principal repayments           58            1            7           81           20            2
  Interfund transfers......       17,366          639        1,936       28,081        8,311         1,673

Assets transferred in(out), net

Affiliated company
  transfers in(out), net..
                               ---------    ---------    ---------    ---------    ---------    ---------
                                  17,418          640        1,923       28,081        8,282        1,670
                               ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease)....       18,084          675        2,075       31,713        8,782        1,747

Net assets available
  for plan benefits:
  Beginning of year .......
                               ---------    ---------    ---------     --------    ---------    ---------

  End of year .............    $  18,084    $     675    $   2,075     $ 31,713    $   8,782    $   1,747
                               =========    =========    =========     ========    =========    =========

The accompanying notes are an integral part of these financial statements.
Continued on next page



                                                       PAGE 18
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)

                                                (Dollars in Thousands)


                                  FUND INFORMATION
                                                                     Total
                               Templeton    Templeton                All
                               Foreign I    Growth I                 Funds
                               ---------    ---------                ----------
Investment income
  Interest ................    $       1    $       1                $  428,758
  Dividends ...............                                              80,592
  Distribution of Loan
    interest income .......            8            5
  Net realized gains(losses)           1           14                   414,851
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...          552          556                   480,842
                               ---------    ---------                 ---------
    Total investment income          562          576                 1,405,043

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $273) ..............           61           34                    69,270
  Participants'............          319          174                   239,355
  Rollovers................           52                                 14,370
                               ---------    ---------                 ---------
                                     994          784                 1,728,038
                               ---------    ---------                 ---------

Withdrawals ...............          (19)         (85)                 (567,291)

Net transfers among funds
  Loans ...................          (10)         (10)
  Loan principal repayments           44           31
  Interfund transfers......       19,346       13,535

Assets transferred in(out), net                                        (104,576)

Affiliated company
  transfers in(out), net..                                                  132
                               ---------    ---------                 ---------
                                  19,361       13,471                  (671,735)
                               ---------    ---------                 ---------

Net increase (decrease)....       20,355       14,255                 1,056,303

Net assets available
  for plan benefits:
  Beginning of year .......                                           8,546,950
                               ---------    ---------                ----------

  End of year .............    $  20,355    $  14,255                $9,603,253
                               =========    =========                 =========

The accompanying notes are an integral part of these financial statements.



                                                PAGE 19

                                       SAVINGS AND INVESTMENT PLAN
                                                  OF
                                  E. I. DU PONT DE NEMOURS AND COMPANY

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                          WITH FUND INFORMATION

                                 FOR THE YEAR ENDED SEPTEMBER 30, 1996

                                         (Dollars in Thousands)


                                                                FUND INFORMATION
                                                              3-Way        DuPont                    Merrill
                                   Fixed         Fidelity     Asset        Common                    Lynch
                                   Income        Magellan     Allocation   Stock          Loan       Equity
                                   Fund          Fund         Fund         Fund           Fund       Index
                                   ----------    ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ...................     $  426,351    $      50    $      14    $      45    $  15,786    $      23
  Dividends ..................                     110,229           13       29,606                        16
  Distribution of loan
    interest income ..........         11,402        1,517          363        1,259      (15,786)         592
  Net realized gains (losses).                       4,038        5,281       75,619                     6,888
  Net unrealized appreciation
    (depreciation) in fair
    value of investments .....                     (98,055)      10,075      188,126                    49,941
                                   ----------    ---------    ---------    ---------    ---------    ---------

    Total investment income ..        437,753       17,779       15,746      294,655                    57,460

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $255)..................         47,885        8,263        2,112        5,719                     2,970
  Participants'...............        157,480       34,137        8,300       16,299                    11,238
  Rollovers...................         38,033        2,435          412          694                       446
                                   ----------    ---------    ---------    ---------    ---------    ---------
                                      681,151       62,614       26,570      317,367                    72,114
                                   ----------    ---------    ---------    ---------    ---------    ----------

Withdrawals ..................       (331,755)     (20,637)      (5,333)     (33,275)      (6,820)      (9,262)

Net transfers among funds
  Loans ......................        (72,593)      (6,729)      (1,882)     (11,377)      98,085       (2,568)
  Loan principal repayments...         57,415        8,468        1,895        6,439      (80,970)       3,166
  Interfund transfers.........       (112,870)      13,928        4,198      (30,422)                   53,042

Assets transferred in.........          8,866                                                 264

Affiliated company
  transfers in (out), net ....            (93)         169          (12)         677           33
                                   ----------    ---------    ---------    ---------    ---------    ---------
                                     (451,030)      (4,801)      (1,134)     (67,958)      10,592       44,378
                                   ----------    ----------   ---------    ---------    ---------    ---------

Net increase(decrease)......          230,121       57,813       25,436      249,409       10,592      116,492

Net assets available
  for plan benefits:
  Beginning of year ..........      5,565,290      469,233      134,194      913,851      185,287      264,957
                                   ----------    ---------     --------    ---------    ---------    ---------

  End of year ................     $5,795,411    $ 527,046     $159,630   $1,163,260    $ 195,879    $ 381,449
                                   ==========    =========     ========   ==========    =========    =========

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 20
                                              SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1996 (Continued)

                                                (Dollars in Thousands)


                                              FUND INFORMATION
                                                                      Merrill
                               Merrill      Merrill      Merrill      Lynch
                               Lynch        Lynch        Lynch        Basic        Total
                               Global       Balanced     Capital      Value        All
                               Holdings     Fund         Fund         Fund         Funds
                               ---------    ---------    ---------    ---------    ---------
Investment income
  Interest ................    $       8    $       1    $      10    $       8   $  442,296
  Dividends ...............        3,538        1,137       11,508        7,149      163,196
  Distribution of Loan
    interest income .......          197           14          226          216
  Net realized gains(losses)         933         (133)         971        1,413       95,010
  Net unrealized appreciation
    (depreciation) in fair
    value of investments...        4,003                    (2,536)       2,904      154,458
                               ---------    ---------    ---------    ---------    ---------
    Total investment income        8,679        1,019       10,179       11,690      854,960

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $255) ..............        1,307          115        1,601        1,418       71,390
  Participants'............        5,568          420        6,570        6,117      246,129
  Rollovers................          102           66          302          334       42,824
                               ---------    ---------    ---------    ---------   ----------
                                  15,656        1,620       18,652       19,559    1,215,303
                               ---------    ---------    ---------    ---------   ----------

Withdrawals ...............       (2,496)        (241)      (3,901)      (3,203)    (416,923)

Net transfers among funds
  Loans ...................         (875)        (147)      (1,107)        (807)
  Loan principal repayments        1,076           69        1,214        1,228
  Interfund transfers......       17,869      (16,075)      24,735       45,595

Assets transferred in......                                                            9,130

Affiliated company
  transfers in (out), net..          (33)                     (31)          (4)          706
                               ---------    ---------    ---------    ---------   ----------
                                  15,541      (16,394)      20,910       42,809     (407,087)
                               ---------    ---------    ---------    ---------   ----------

Net increase (decrease)....       31,197      (14,774)      39,562       62,368      808,216

Net assets available
  for plan benefits:
  Beginning of year .......       65,385       14,774       65,094       60,669    7,738,734
                               ---------    ---------    ---------     --------   ----------

  End of year .............    $  96,582    $       0    $ 104,656     $123,037   $8,546,950
                               =========    =========    =========     ========   ==========

The accompanying notes are an integral part of these financial statements.


                                   PAGE 21
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                        NOTES TO FINANCIAL STATEMENTS
                (Dollars in thousands unless otherwise noted)

NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

          The following description of the Savings and Investment Plan of
E. I. duPont de Nemours and Company (Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

          The Plan is a defined contribution plan which was established by the Company's Board of Directors and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company's subsidiaries or general partnerships which have adopted the Plan who has completed at least one year of continuous service, as determined in accordance with the Company's service rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

          Eligible employees may participate in the Plan by authorizing the Company to make a monthly payroll deduction. The amount deducted can be deposited into a before-tax account, Regular account (for after-tax savings) or some combination thereof. Effective January 1, 1997, an employee may elect maximum savings rates in the Plan of 17% before-tax and 22% after-tax for a total maximum savings rate of 39%. Prior to this increase, the maximum savings rates were 16% before-tax and 22% after-tax for a total maximum savings rate of 38%. The Company will contribute an amount equal to 50% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time. All of the above savings and elections are subject to regulatory and Plan limitations.

          A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distribution will begin in March of the calendar year following the year in which the participant attains age 70-1/2.

                                   PAGE 22
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established for the investment of employee savings and company contributions. Effective July 1, 1997, 22 new investment options were added to the Plan to expand the investment choices available to participants. The new options included two index funds, seventeen mutual funds and three asset allocation portfolios. The investment options offered are described below:

Fixed Income Fund
-----------------
Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time.

DuPont Common Stock Fund
------------------------
DuPont common stock.

Loan Fund
---------
Participant loans--amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------
A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk
Merrill Lynch Basic Value Fund- seeks capital appreciation and income Merrill Lynch Growth A - seeks growth of capital and income

                                  PAGE 23
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)
Index Funds:

Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of The Russell 2000 Index
Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australasia and Far East) Index
Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index)

Effective July 1, 1997, the Merrill Lynch Growth A mutual fund, Merrill Lynch Small Company Stock Index and Merrill Lynch International Stock Index were added to the Plan as new investment options.

Also on July 1, 1997, the assets of the Merrill Lynch Equity Index were transferred into the Merrill Lynch Equity Index Tier 6 Trust, thereby eliminating the Equity Index from Merrill Lynch's investment line-up. The Equity Index Tier 6 Trust is referred to as the Large Company Stock Index in participant communications. The underlying investment objective, which is to track the S&P 500 Index, remains unchanged.

Mutual Funds
------------
In addition to the four Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

AIM Constellation A - seeks aggressive capital growth
AIM Value A - seeks long-term capital growth
Fidelity Fund - seeks long-term capital growth
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation
Fidelity Growth & Income - seeks high total return
Fidelity Low-Priced Stock - seeks capital appreciation
Fidelity Magellan Fund - seeks capital appreciation
Franklin Balance Sheet Investment - seeks high total return
Franklin Growth I - seeks capital appreciation
Franklin Small Cap Growth I - seeks long-term capital growth
Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital
Janus Enterprise - seeks long-term growth of capital
Janus Mercury - seeks long-term growth of capital
MFS Research A - seeks long-term growth of capital and future income
MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income Templeton Foreign I - seeks long-term capital growth
Templeton Growth I - seeks long-term capital growth

                                  PAGE 24
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

All of these mutual funds, excluding the Fidelity Magellan Fund, were added as new investment options effective July 1, 1997.

Asset Allocation Portfolios
---------------------------
Four Asset Allocation Portfolios are offered as investment options for balancing risk and return:

3-Way Asset Allocation Portfolio - seeks long-term return while controlling risk
Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return
Moderate Asset Allocation Portfolio - seeks moderate risk and return Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk

The Conservative, Moderate and Aggressive Asset Allocation Portfolios were added as new investment options effective July 1, 1997. All three portfolios are composed of other investment options which are available in the Plan.
All three asset allocation portfolios have as their components the Fixed Income Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Fixed Fund or the other Merrill Lynch options varies depending on the risk.

          Participants may allocate their Before and After-Tax savings deductions and Company contributions among all funds at their discretion.

          Asset transfers out of the Plan in the Plan year ending
September 30, 1997 relate primarily to sale of the Medical Products businesses ($79,406) and formation of an information technology alliance with Computer Sciences Corporation ($10,388). Asset transfers into the Plan in the Plan year ending September 30, 1996 relate primarily to formation of the DuPont-Dow Elastomers joint venture ($8,901). Affiliated company transfers in (out) represent the net movement of participant account balances between the Plan and other Company-sponsored defined contribution benefit plans.

  ADMINISTRATION

          The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options. Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

                                   PAGE 25
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INVESTMENT VALUATION AND INCOME RECOGNITION

          The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is valued at contract value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at the fair value of all underlying assets as reported by the applicable custodian.
Loans to participants, short-term investments and cash are valued at cost which approximates fair value. Common stock is valued at its quoted market price at year-end.

          The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                                   PAGE 26
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

NOTE 3 -- INVESTMENTS

          The Fixed Income Fund consists of guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN). The crediting interest rates ranged from 5.41% to 10.65% for the year ended September 30, 1997 and from 5.38% to 10.65% for the year ended September 30, 1996. The fund's blended rate of return for the year was 7.4% in 1997 and 7.9% in 1996.

          The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

          The contract values and fair values of investment contracts as of September 30, 1997 are as follows:

                                             Contract Value    Fair Value
                                                (Dollars in Thousands)

Guaranteed Investment Contracts                $1,354,249      $1,442,989
Synthetic Guaranteed Investment Contracts       3,397,215       3,488,019
Separate Account Guaranteed Investment            789,183         783,017
  Contracts
                                               $5,540,647      $5,714,025
                                               ==========      ==========

          The total contract value of $5,540,647 includes direct participant investments of $5,532,584 and investments of $8,063 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

          Included in the fair value of synthetic guaranteed investment contracts is $(90,804) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

                                   PAGE 27
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter dated October 26, 1995 has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.


NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      September 30,
                                                     1997        1996
                                                 -----------  -----------
                                                  (Dollars in Thousands)

Net assets for benefits per the
 financial statements                            $9,603,253   $8,546,950
Less: Amounts allocated to withdrawing
 participants                                        (5,488)      (4,988)
                                                 -----------  -----------
Net assets available for benefits per
the Form 5500:                                   $9,597,765   $8,541,962
                                                 ===========  ===========
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                          Year ended
                                                      September 30, 1997
                                                    ----------------------
                                                    (Dollars in Thousands)
Benefits paid to participants per the financial
 statements                                                 $567,291
Add: Amounts allocated to withdrawing participants
 at September 30, 1997                                         5,488
Less: Amounts allocated to withdrawing participants
 at September 30, 1996                                        (4,988)
                                                            --------
Benefits paid to participants per the Form 5500             $567,791
                                                            ========

                                   PAGE 28
                         SAVINGS AND INVESTMENT PLAN
                                     OF
       E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                (Dollars in thousands unless otherwise noted)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.


NOTE 7 -- RELATED PARTY TRANSACTIONS

          Certain Plan investments are shares of mutual funds and common/collective trust funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.


NOTE 8 -- SUBSEQUENT EVENTS

          Effective with the Plan year beginning October 1, 1997, the Plan was amended to guarantee a minimum level of Company contributions to the Plan during each Plan year (October 1 through September 30). The amount of the guarantee will be determined annually by the Chief Financial Officer of the Company.

          Effective January 1, 1998, the maximum allowable savings rate for the before-tax account will increase from 17% to 22%. Accordingly, the total maximum savings rate (before-tax plus after-tax) will increase to 44%.

          Plan assets were impacted subsequent to September 30, 1997, by several business acquisitions and divestitures which occurred during 1997:

          - Formation of an information technology alliance with Andersen Consulting was completed in June, 1997. Assets of $11,744 were transferred out of the Plan in December, 1997.

          - Sale of New England Nuclear life science products business to Genstar Capital LLC was completed in June, 1997. $9,120 of cash and 35,928 shares in kind of DuPont common stock were transferred out of the Plan in January, 1998.

          - Purchase of ICI's PET and PEN polyester resins and PTA chemical intermediates businesses was completed in December, 1997. Assets of $5,095 were transferred into the Plan in January, 1998.

                                      PAGE 29

                             SAVINGS AND INVESTMENT PLAN
                                         OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                     SCHEDULE I

           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                SEPTEMBER 30, 1997
                                                                                 Current

          Description                                                  Cost       Value
                                                                  (Dollars in Thousands)
Aetna Life Insurance Company--7.23%, 12/31/25 (SYN)............   $  123,044  $  123,044
Aetna Life Insurance Company--7.70%, 12/31/25 (SYN)............      209,804     209,804
Aetna Life Insurance Company--9.71%, 12/1/98 (GIC) ............       56,524      56,524
Aetna Life Insurance Company--9.48%, 12/1/98 (GIC) ............       55,549      55,549
Aetna Life Insurance Company--8.90%, 12/1/99 (GIC).............       76,949      76,949
Aetna Life Insurance Company--8.89%, 12/1/00 (GIC).............       86,864      86,864
Allstate Life Insurance Company--8.50%, 12/1/01 (GIC) .........      130,610     130,610
Bankers Trust--6.549%, 8/30/02 (SYN) ..........................      236,136     236,136
Bankers Trust--7.80%, 12/31/25 (SYN) ..........................      274,191     274,191
CDC--7.08%, 10/1/02 (SYN)......................................      269,160     269,160
Citibank--5.41%, 9/1/00 (SYN)..................................      184,816     184,816
Citibank--7.47%, 08/1/01 (SYN).................................       63,012      63,012
Deutsche Bank--6.38%, 12/31/99 (SYN)...........................      397,633     397,633
John Hancock Mutual Life Insurance Company--9.4%, 12/1/98 (GIC)       55,213      55,213
John Hancock Mutual Life Insurance Company--9.0%, 12/1/99 (GIC)       77,466      77,466
John Hancock Mutual Life Insurance Company--8.89%, 12/1/99 (GIC)      76,900      76,900
John Hancock Mutual Life Insurance Company--8.31%, 12/3/01 (GIC)      86,623      86,623
John Hancock Mutual Life Insurance Company--6.38%, 12/31/99 (SAP)    191,289     191,289
Massachusetts Mutual Life Insurance Company--9.15%, 12/1/00 (GIC)     85,369      85,369
Metropolitan Life Insurance Company--9.64%, 12/1/98, (GIC) ......     56,226      56,226
Metropolitan Life Insurance Company--7.27%, 7/1/00 (SAP).........    145,086     145,086
J. P. Morgan--6.62%, 12/31/99 (SYN)..............................    262,090     262,090
J. P. Morgan--6.00%, 12/31/48 (SYN)..............................    291,253     291,253
New York Life Insurance Company--10.15%, 12/1/97 (GIC) ..........     12,635      12,635
New York Life Insurance Company--9.75%, 12/1/97 (GIC) ...........     12,217      12,217
New York Life Insurance Company--9.36%, 12/1/98 (GIC) ...........     55,046      55,046
New York Life Insurance Company--9.66%, 12/1/98 (GIC) ...........     16,856      16,856
New York Life Insurance Company--9.27%, 12/1/00 (GIC) ,..........     72,479      72,479
New York Life Insurance Company--6.01%, 7/1/00 (SAP).............    121,819     121,819
New York Life Insurance Company--6.01%, 12/1/00 (SAP)............    165,955     165,955
New York Life Insurance Company--6.01%, 12/1/00 (SAP)............    165,034     165,034
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--7.29%, 4/1/99 (SYN)..................    286,311     286,311
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--6.59%, 1/1/00 (SYN) .................    243,459     243,459
Prudential Life Insurance Company--10.65%, 12/1/97 (GIC) ........     13,173      13,173
Prudential Life Insurance Company--8.97%, 12/1/99 (GIC) .........     80,402      80,402
Prudential Life Insurance Company-- 9.60%, 12/1/00 (GIC) ........     75,633      75,633
Prudential Life Insurance Company--9.01%, 12/1/99 (GIC) .........     80,616      80,616





Continued on next page


                                      PAGE 30

                             SAVINGS AND INVESTMENT PLAN
                                         OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                     SCHEDULE I

              ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                SEPTEMBER 30, 1997
                                   (Continued)
                                                                                 Current

          Description                                                  Cost       Value
                                                                    (Dollars in Thousands)
Travelers Life Insurance Company--10.17%, 12/1/97 (GIC) .........    12,657      12,657
Travelers Life Insurance Company--9.15%, 12/1/99 (GIC) ..........     78,242      78,242
Union Bank of Switzerland--7.08%, 12/31/25 (SYN) ................    287,792     287,792
Welington Management Company--6.31%, 1/1/25 (SYN)................    268,514     268,514
                                                                  ----------  ----------
   Total GIC, SAP and SYN <Fa>...................................  5,540,647   5,540,647
   Less: Fixed Income Contracts held by Asset Allocation
         Portfolios <Fb>.........................................     (8,063)     (8,063)
                                                                  ----------  ----------
                                                                   5,532,584   5,532,584
                                                                  ----------  ----------
Fidelity Magellan Fund...........................................    436,737     571,985
3-Way Asset Allocation Fund......................................    101,029     159,709
DuPont Common Stock..............................................    850,991   1,847,491
Loans to Participants (8.25% - 8.75%)............................    185,745     185,745
Short Term Investments and Cash..................................     41,101      41,101
Merrill Lynch Global Holdings....................................     68,592      83,878
Merrill Lynch Capital Fund.......................................    100,816     119,539
Merrill Lynch Basic Value Fund...................................    144,127     186,304
Merrill Lynch Small Company Stock Index..........................     11,665      12,487
Merrill Lynch International Stock Index..........................      1,848       1,864
Merrill Lynch Equity Index Tier 6................................    545,930     584,721
Conservative Asset Allocation Portfolio <Fb>.....................      3,269       3,334
Moderate Asset Allocation Portfolio <Fb>.........................      8,796       9,026
Aggressive Asset Allocation Portfolio <Fb>.......................      6,691       6,892
AIM Constellation A..............................................      4,233       4,441
AIM Value A......................................................      5,162       5,342
Fidelity Fund....................................................      2,427       2,456
Fidelity Equity-Income...........................................     16,056      16,603
Fidelity Growth & Income.........................................     16,928      16,837
Fidelity Low-Priced Stock........................................     33,302      34,459
Franklin Balance Sheet Investment................................     16,329      17,573
Franklin Growth I................................................      2,514       2,554
Franklin Small Cap Growth I......................................     24,563      26,804
Hotchkis & Wiley Int'l...........................................     17,619      17,936
Janus Enterprise.................................................        645         671
Janus Mercury....................................................      1,992       2,053
Merrill Lynch Growth A...........................................     28,485      31,484
MFS Research A...................................................      8,401       8,703
MFS Total Return A...............................................      1,697       1,736
Templeton Foreign I..............................................     19,637      20,189
Templeton Growth I...............................................     13,601      14,157
                                                                  ----------  ----------
   Total Investment Portfolio                                     $8,253,512  $9,570,658
                                                                  ==========  ==========

----------------------------
<Fa> GIC = Guaranteed Investment Contract; SAP = Separate Account Portfolio;
     SYN = Synthetic Guaranteed Investment Contract

<Fb> The Conservative, Moderate and Aggressive Asset Allocation Portfolios
     hold investments in Fixed Income Fund Contracts of $2,293, $4,436 and $1,334, respectively, totaling $8,063.


                                 PAGE 31

                       SAVINGS AND INVESTMENT PLAN
                                   OF
                   E.I. DUPONT DE NEMOURS AND COMPANY

                               SCHEDULE II

             ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEAR ENDED SEPTEMBER 30, 1997

                         (DOLLARS IN THOUSANDS)

            Transactions or Series of Transactions in Excess of 5% of Current Value of Plan Assets as of October 1, 1996


                                                     Contract    Current
Identity                                              Value/     Value on
of Party    Description         Purchase   Sales     Cost of    Transaction   Gain on
Involved     of Asset            Price     Price      Asset        Date     Transaction
--------      -----------        -------   -----     --------   ----------  -----------
DuPont      Common Stock         $672,594            $ 672,594   $672,594

DuPont      Common Stock                  $440,796     334,327    440,796    $106,469


ML          Equity Index Tier 6   598,681              598,681    598,681

ML          Equity Index Tier 6             54,797      52,895     54,797       1,902


Fixed Income  GIC                 888,763              888,763    888,763

Fixed Income  GIC                        1,503,802   1,082,626  1,503,802     421,176



                                  Exhibit 24




                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated January 19, 1998, which appears on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

February 26, 1998